Amendment to Calvert Funds Rule 18f-3 Multiple Class Plan
Under the Investment Company Act of 1940 Dated December 11, 2013

Exhibit II Calvert Management Series is restated as follows:

Calvert Management Series

	Maximum Class A Front-End Sales Charge	Maximum Class A 12b-1 Fee	Maximum Class C 12b-1 Fee
Calvert Tax-Free Responsible Impact Bond Fund	3.75%	0.35%	1.00%
Calvert Unconstrained Bond Fund	3.75%	0.50%	1.00%

CDSC. Sales of Class A shares of each Fund in accounts of $1 million or more at net asset value where a finder’s fee has been paid are subject to a 0.80% CDSC if the shares are redeemed within one year of purchase.

Effective Date: July 15, 2015